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FORM 4                                          U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                        OMB NUMBER:       3235-0362
[ ] Check this box if no longer                                                                       Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                    Estimate average burden
    or Form 5 obligations may                                                                         hours per response..... 0.5
    continue.  See Instructions 1(b)

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                      6. Relationship of Reporting Person to Issuer
                                           or Trading Symbol                                        (Check all applicable)
Chaves		Denis	    P.	           Mechanical Technology Incorporated (MKTY)
                                                                                              Director                     10% Owner
                                                                                        -----                       -----
                                                                                          x   Officer (give               Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----          title below) ----- (specify
                                           Number of Reporting        Month/Year                                           below)
  c/o Mechanical Technology Incorporated   Person (voluntary)                              Vice President/General Manager
   968 Albany Shaker Rd.                                                9/98            --------------------------------
             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (check Applicable Lines)
Albany          NY    12110                                           (Month/Year)         X  Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form Filed by More than One
                                                                                          --- Reporting Person


                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    ially         Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)




FORM 4 (CONTINUED)      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title          8.Price  9.Number   10.Owner-  11.Na-
  Derivative    sion or    action    tion Code    Derivative    cisable       and Amount      of       of Deriv-   ship       ture
  Security      Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-       Deriv-   ative       Form       of In-
  (Instr. 3)    Price      (Month/                Acquired (A)  ation Date    lying           ative    Secur-      of De-     direct
                of         Day/                   or Disposed   (Month/       Securities      Secur-   ities       rivative   Bene-
                Deriva-    Year)                  of (D)        Day/Year)                     ity      Bene-       Secu-      ficial
                tive                              (Instr. 3,-                  (Instr. 3      (Instr   ficially    rity;      Own-
                Security                          4, and 5)                    and4)          . 5)     Owned       Direct     ership
                                                                                                       at End      (D) or     (Instr
                                                                                     Amount            of          Indi-      . 4)
                                                              Date   Expir-          or                Month       rect (I)
                                                              Exer-  ation   Title   Number            (Instr.     (Instr.
                                                              cisa-  Date            of                4)          4)
                                   Code    V    (A)    (D)    ble                    Shares


Employee Stock
Option (Right	$6.00	  6/16/98    A         20,000	       *     6/16/08  Common  20,000    -0-     45,100**     D
(to buy)	                                                     	      Stock




*  25% or 5,000 Shares, exercisable 6/16/99; 25% or 5,000 Shares, exercisable 6/16/00; 25% or 5,000 Shares, exercisable 6/16/01;
   25% or 5,000 Shares, exercisable 6/16/02.

**  Employee was granted options to purchase 25,000 shares of $1.00 par value common stock at the exercise price of $3.44 on 8/27/97, expiring 8/27/07, and was granted options to purchase 100 shares of $1.00 par value common stock at the exercise price of $2.44 per share on 12/20/96, expiring 12/20/06.


Explanation of Responses:

**  Intentional misstatements or omissions of facts                       /s/ Denis Chaves             		October 5, 1998
    constitute Federal Criminal Violations.                        ------------------------------------------------ ----------------
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                             **Signature of Reporting Person                Date
                                                                             Denis Chaves

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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